Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement BJ dated January 11, 2011,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 1249BJ Registration Statement No. 333-162195 Dated July 7, 2011; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $15,956,000 Autocallable Return Enhanced Notes Linked to the TOPIX® Index due July 25, 2012
General
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The Autocallable Return Enhanced Notes (the “securities”) are designed for investors who seek a return at a premium equal to the Call Price if the securities are automatically called on any Call Date when the closing level of the TOPIX® Index (the "Index") is greater than or equal to the Call Level applicable to the Call Date, or, if the securities are not automatically called prior to maturity, a leveraged return of the performance of the Index up to a Maximum Return. Investors will lose some or all of their investment if the securities are not automatically called prior to maturity and the Ending Level is less than the Initial Level. The securities do not pay coupons or dividends. Any payment on the securities is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing July 25, 2012†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The securities priced on July 7, 2011 (the “Trade Date”) and are expected to settle on July 12, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The TOPIX® Index (the “Index”) (Ticker: TPX)
Upside Leverage Factor:	1.81
Automatic Call:	The securities will be automatically called if the Index closing level on any Call Date is greater than or equal to the Call Level.
Call Dates†:	October 20, 2011, January 20, 2012 and April 20, 2012
Call Settlement Dates†:	October 25, 2011, January 25, 2012 and April 25, 2012, each of which is the third business day after the applicable Call Date specified above
Call Level:	905.30, equal to 104.00% of the Initial Level for each Call Date
Redemption Amount:	If the securities are automatically called, you will be entitled to receive, on the applicable Call Settlement Date, a cash payment per $1,000 Face Amount of securities equal to the Call Price.
Call Price:	$1,072.40
Payment at Maturity:	•
If the securities are not automatically called and the Ending Level is greater than the Initial Level, you will be entitled to receive a cash payment per $1,000 Face Amount of securities, calculated as follows:

$1,000 +[$1,000 x the lesser of (i) Index Return x Upside Leverage Factor and (ii) the Maximum Return]
•
If the securities are not automatically called and the Ending Level is equal to the Initial Level, you will be entitled to receive a cash payment per $1,000 Face Amount of securities equal to the Face Amount.

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If the securities are not automatically called and the Ending Level is less than the Initial Level, you will lose 1.00% of the Face Amount of your securities for every 1.00% that the Ending Level is less than the Initial Level, and you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Level is less than the Initial Level. Any Payment at Maturity is subject to the credit of the Issuer.
Maximum Return:	7.24%
Index Return:	The performance of the Index from the Initial Level to the Ending Level, calculated as follows:
Ending Level – Initial Level Initial Level
The Index Return may be positive, zero or negative.
Initial Level:	870.48, the Index closing level on the Trade Date.
Ending Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	July 16, 2012, July 17, 2012, July 18, 2012, July 19, 2012 and July 20, 2012 (the “Final Averaging Date”)
Maturity Date†:	July 25, 2012
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	2515A18T1 / US2515A18T19
†
Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page 13 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per security	$1,000.00	$10.00	$990.00
Total	$15,956,000.00	$159,560.00	$15,796,440.00
(1)  Please see “Supplemental Plan of Distribution” in this term sheet for information about fees.
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$15,956,000.00	$1,852.49

JPMorgan
Placement Agent

July 7, 2011

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

You should read this pricing supplement together with the underlying supplement No. 1 dated September 29, 2009, product supplement BJ dated January 11, 2011, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement BJ dated January 11, 2011:
http://www.sec.gov/Archives/edgar/data/1159508/000119312511006033/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Securities at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical return at maturity on the securities.  The “return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of securities to $1,000.  The hypothetical returns set forth below reflect the Initial Level of 870.48, the Call Level of 905.30 (equal to 104.00% of the Initial Level), the Call Price of $1,072.40, the Maximum Return of 7.24% and the Upside Leverage Factor of 1.81.  The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index Return, determined using the Index closing levels on the specified Averaging Dates.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

		The securities have been called		The securities have NOT been called
Ending Level	Index Return	Return on Securities (%)	Redemption Amount ($)	Return on Securities (%)	Payment at Maturity ($)
1,740.96	100.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,653.91	90.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,566.86	80.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,479.82	70.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,392.77	60.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,305.72	50.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,218.67	40.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,131.62	30.00%	7.24%	$1,072.40	7.24%	$1,072.40
1,044.58	20.00%	7.24%	$1,072.40	7.24%	$1,072.40
957.53	10.00%	7.24%	$1,072.40	7.24%	$1,072.40
914.00	5.00%	7.24%	$1,072.40	7.24%	$1,072.40
905.30	4.00%	7.24%	$1,072.40	7.24%	$1,072.40
892.24	2.50%	N/A	N/A	4.525%	$1,045.25
879.18	1.00%	N/A	N/A	1.81%	$1,018.10
870.48	0.00%	N/A	N/A	0.00%	$1,000.00
826.96	-5.00%	N/A	N/A	-5.00%	$950.00
783.43	-10.00%	N/A	N/A	-10.00%	$900.00
696.38	-20.00%	N/A	N/A	-20.00%	$800.00
609.34	-30.00%	N/A	N/A	-30.00%	$700.00
522.29	-40.00%	N/A	N/A	-40.00%	$600.00
435.24	-50.00%	N/A	N/A	-50.00%	$500.00
348.19	-60.00%	N/A	N/A	-60.00%	$400.00
261.14	-70.00%	N/A	N/A	-70.00%	$300.00
174.10	-80.00%	N/A	N/A	-80.00%	$200.00
87.05	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index increases 5.00% from the Initial Level of 870.48 to an Index closing level of 914.00 on the first Call Date. Because the Index closing level on the Call Date is greater than the Call Level of 905.30, the  securities are automatically called, and the investor will receive a cash payment of $1,072.40 per $1,000 Face Amount of securities on the applicable Call Settlement Date.

Example 2: The securities are not automatically called and the level of the Index increases 5.00% from the Initial Level of 870.48 to an Ending Level of 914.00. Because the Ending Level of 914.00 is greater than the Initial Level of 870.48 and the Index Return of 5.00% multiplied by 1.81 exceeds the Maximum Return of 7.24%, the investor will receive a Payment at Maturity of $1,072.40 per $1,000 Face Amount of securities, the maximum payment on the securities.

Example 3: The securities are not automatically called and the Initial Level and Ending Level are both 870.48. Because the Ending Level is equal to the Initial Level, the investor will receive a Payment at Maturity of $1,000.00 per $1,000 Face Amount of securities.

Example 4: The securities are not automatically called and the level of the Index increases 2.50% from the Initial Level of 870.48 to an Ending Level of 892.24. Because the Ending Level of 892.24 is greater than the Initial Level of 870.48 and the Index Return of 2.50% multiplied by 1.81 does not exceed the Maximum Return of 7.24%, the investor will receive a Payment at Maturity of $1,045.25 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x 2.50% x 1.81) = $1,045.25

Example 5: The securities are not automatically called and the level of the Index decreases 10.00% from the Initial Level of 870.48 to an Ending Level of 783.43.  Because the Ending Level of 783.43 is less than the Initial Level of 870.48, the Index Return is negative and the investor will receive a Payment at Maturity of $900.00 per $1,000 Face Amount of securities, calculated as follows:

$1,000 + ($1,000 x -10.00%) = $900.00

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL – If the securities are automatically called, the appreciation potential of the securities is limited to the Call Price of $1,072.40. If the securities are not automatically called, the securities provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.81, up to the Maximum Return of 7.24%, resulting in a maximum Payment at Maturity of $1,072.40 for every $1,000 Face Amount of securities. Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the securities is just over one year, the securities will be called before maturity if the closing level of the Index is equal to or greater than the applicable Call Level on any Call Date, and you will be entitled to receive a Call Price of $1,072.40 per $1,000 Face Amount of securities on the applicable Call Settlement Date.

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RETURN LINKED TO THE PERFORMANCE OF THE TOPIX® INDEX – The return on the securities, which may be positive, zero or negative, is linked to the TOPIX® Index. The TOPIX® Index consists of all common stocks listed on the First Section of the Tokyo Stock Exchange that have an accumulative length of listing of at least six months. The TOPIX® Index is a weighted index, the component stocks of which are reviewed and selected every six months, with the market price of each component stock multiplied by the number of shares listed. This is just a summary of the TOPIX® Index. For more information on the TOPIX® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Tokyo Stock Price Index” in the accompanying underlying supplement no. 1 dated September 29, 2009.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the securities. Although the tax consequences of an investment in the securities are uncertain, based on that opinion we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange (including a call), and (ii) your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided.  If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of  an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  If the securities have not been automatically called and the Ending Level is less than the Initial Level, your investment will be fully exposed to any decline in the Ending Level as compared to the Initial Level.

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LIMITED RETURN ON THE SECURITIES – If the securities are automatically called, for each $1,000 Face Amount of securities, you will receive at maturity the Call Price of $1,072.40, regardless of the appreciation in the Index, which may be significant. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

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IF THE SECURITIES ARE NOT AUTOMATICALLY CALLED, YOUR MAXIMUM GAIN ON THE SECURITIES IS LIMITED TO THE MAXIMUM RETURN – If the securities are not automatically called and the Ending Level is greater than the Initial Level, for each $1,000 Face Amount of securities, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Index, which may be significant.  We refer to this percentage as the Maximum Return of 7.24%. Accordingly, the maximum Payment at Maturity is $1,072.40 for every $1,000 Face Amount of securities.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS —  The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the securities.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

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NON-U.S. SECURITIES MARKETS RISKS – Because foreign companies or foreign equity securities comprising the TOPIX® Index may be publicly traded in the applicable foreign country and are denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as crossshareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

•	THE SECURITIES DO NOT PAY COUPONS – Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the TOPIX® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	supply and demand for the securities;
•	the time remaining to maturity of the securities;
•	the dividend rate on the common stocks underlying the Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the securities at maturity.

Historical Information

The following graph sets forth the historical performance of the TOPIX® Index based on the daily Index closing levels from July 7, 2006 through July 7, 2011.  The Index closing level on July 7, 2011 was 870.48.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the securities, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of securities.